FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2013
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	RIM Receives Approval from Visa for Mobile Payment Solution	2

Document 1

January 16, 2013

FOR IMMEDIATE RELEASE

RIM Receives Approval from Visa for Mobile Payment Solution

WATERLOO, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today announced that its Secure Element Manager (SEM) solution for NFC (Near Field Communication) mobile payments has been approved by Visa. RIM’s SEM is the backend solution for carriers that can securely manage credentials on SIM (subscriber identity module) cards installed in all types of NFC-capable mobile devices.

“The approval from Visa of RIM’s SEM solution is an important step in that it will enable carriers to support Visa issuing banks and financial institutions,” said Frank Maduri, Senior Director, NFC Services and TSM Product Management at RIM. “We now offer carriers a robust solution with around-the-clock global support that works on any NFC-capable device, and meets the stringent technology and usability guidelines for Visa.”

“RIM’s success in gaining Visa’s formal approval as secure element manager is a crucial step in expanding RIM’s role as a key security partner for mobile payment solutions around the globe,” said Andy Castonguay, Principal Analyst, at Informa Telecoms & Media. “RIM’s secure network operations center provides a unique combination of global geographic reach, and has established trusted relationships with hundreds of carriers around the world with an unparalleled reputation for security, which sets RIM apart as an SEM partner in the growing mobile payments space.”

Today’s announcement from RIM builds on the recent deployment of mobile payments in Canada by EnStream, a joint venture of Bell, Rogers and TELUS, which uses RIM’s SEM solution.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry® products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit: www.rim.com or www.blackberry.com.

Media Contacts:
Gene Nakonechny
RIM Public Relations
+ 1-519-597-5018
gnakonechny@rim.com

Investor Contact:
RIM Investor Relations
+1-519-888-7465
investor_relations@rim.com

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Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 17, 2013	By:	/s/Brian Bidulka
(Signature)
Edel Ebbs
Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO